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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)



                             Spatial Technology Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    847246105
                            -------------------------
                                 (CUSIP Number)

                                Mark Baggio, Esq.
                              Lison & Griffin, P.C.
                             100 West Monroe Street
                                   Suite 1010
                             Chicago, Illinois 60603
                                 (312) 606-2000
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 23, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued in following pages)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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

--------------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  847246105                                              13D                      PAGE 2 OF 83
--------------------------------------------------------------------------------------------------------------------------------

   1
            NAME OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   William Turcotte II

   -----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
   -----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY
   -----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                   OO
   -----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
   -----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
   -----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF           7       SOLE VOTING POWER
                                              665,000
             SHARES

          BENEFICIALLY         -------------------------------------------------------------------------------------------------
                               8       SHARED VOTING POWER
            OWNED BY                          0

              EACH
                               -------------------------------------------------------------------------------------------------
           REPORTING           9       SOLE DISPOSITIVE POWER
                                              665,000
             PERSON
                               -------------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                              0

   -----------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   665,000
   -----------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   -----------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   7.2%
   -----------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                   IN
   -----------------------------------------------------------------------------------------------------------------------------





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ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "COMMON STOCK"), of Spatial Technology Inc., a Delaware corporation ("SPATIAL"). The principal executive offices of Spatial are located at 2425 55th Street, Suite 100, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is William Turcotte II (the "REPORTING PERSON").

       (b) Residence or business address: 2425 55th Street, Suite 100 Boulder, Colorado 80301.

       (c) Name and present principal occupation or employment of Reporting
       Person: William Turcotte II, President of InterData Access, Inc., a wholly owned subsidiary of Spatial Technology Inc., 2425 55th Street, Suite 100 Boulder, Colorado 80301.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) William Turcotte II is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Acquisition (as defined in Item 4 below), the stockholders of InterData Access, Inc. entered into a Stock Purchase Agreement with Spatial as described in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

(a) - (b) On December 23, 1998, pursuant to the terms of the Stock Purchase Agreement (the "PURCHASE AGREEMENT"), by and between Spatial and InterData Access, Inc., an Illinois corporation ("IDA"), and the former shareholders of IDA, including William Turcotte (the "SELLING SHAREHOLDERS"), Spatial acquired from the Selling Shareholders an aggregate of 827.1 shares of Common Stock (collectively, the "SHARES") of IDA, which constituted all of the issued and outstanding capital stock and options, warrants or other rights to purchase capital stock of the IDA in exchange for 1,400,000 shares of Spatial's Common Stock (the "ACQUISITION"). IDA will operate as a wholly owned subsidiary of Spatial. Pursuant to the Purchase Agreement, within sixty (60) days after the closing date, Spatial will use its reasonable best efforts to file with the Securities and Exchange Commission a registration statement on Form S-3 (the "REGISTRATION STATEMENT") with respect to the shares of Spatial's Common Stock received in the Acquisition by each Selling Stockholder.

The consideration provided by Spatial in connection with the foregoing transaction consisted of the issuance of an aggregate of 1,400,000 shares of Common Stock of Spatial. The purchase price was determined through negotiations between Spatial, IDA and the Selling Shareholders.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

As an inducement to Spatial to enter into the Purchase Agreement, each of the Selling Shareholders has entered into an Escrow Agreement dated as of December 23, 1998 (the "ESCROW AGREEMENT") with Spatial pursuant to which 10% of each such Selling Stockholder's shares shall be held in escrow. The description contained in this Item 4 of


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the transactions contemplated by the Escrow Agreement is qualified in its entirety by reference to the full text of the form of the Escrow Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Also in connection with the Purchase Agreement, certain of the Selling Shareholders (each an "AFFILIATE") entered into an Affiliate Agreement for the benefit of Spatial, dated as of December 23, 1998 (individually, an "AFFILIATE AGREEMENT" and collectively, the "AFFILIATE AGREEMENTS"). Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Acquisition through the date on which financial results covering at least 30 days of post-closing combined operations of IDA and Spatial have been published by Spatial (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Spatial (including any additional shares of capital stock of Spatial acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Acquisition, or (B) any option or other right to purchase any shares of capital stock of Spatial, except pursuant to and upon consummation of the Acquisition; and (ii) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Spatial (including without limitation any additional shares of capital stock of Spatial acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Spatial. The Affiliates have also agreed, pursuant to Section 2 of the Affiliate Agreements, not to transfer any Spatial Common Stock received in the Acquisition, except as permitted by the Affiliate Agreements. The description contained in this Item 4 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

       (c) Not applicable.

       (d) Following completion of the Acquisition, IDA became a wholly-owned subsidiary of Spatial and Spatial will subsequently determine the size and membership of the Board of Directors of IDA and the officers of IDA. William Turcotte II will be elected as an executive officer of Spatial.

       (e) None, other than a change in the number of outstanding shares of Spatial Common Stock as contemplated by the Purchase Agreement.

       (f) Upon consummation of the Acquisition, IDA became a wholly-owned subsidiary of Spatial.

       (g) None.

       (h) None.

       (i) None.

       (j) Other than as described above, Spatial currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Spatial reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

                           665,000
                           7.2%

       (b) Number of shares beneficially owned by the Reporting Person:

                           Sole Voting Power                  665,000
                           Shared Voting Power                0
                           Sole Dispositive Power             665,000
                           Shared Dispositive Power           0


                                       4

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       (c) The Reporting Person has not effected any transaction in Spatial
       Common Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Spatial, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.          DESCRIPTION

99.1 Stock Purchase Agreement, dated as of December 23, 1998, by and among Spatial Technology Inc., a Delaware corporation, InterData Access, Inc., an Illinois corporation, and the Selling Shareholders named therein.

99.2 Escrow Agreement dated as of December 23, 1998, by and among Spatial Technology Inc., a Delaware corporation, the Selling Shareholders named therein and Norwest Bank, Colorado N.A., as escrow agent.

99.3 Affiliate Agreement dated as of December 23, 1998, by each of the Selling Shareholders for the benefit of Spatial Technology Inc.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 4, 1999            REPORTING PERSON:


                                      /s/ William Turcotte II
                                    --------------------------------------
                                          William Turcotte II














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                                  EXHIBIT INDEX

                                                                                                SEQUENTIALLY
                                                                                                  NUMBERED
EXHIBIT NO.                        DESCRIPTION                                                      PAGE
-----------                        -----------                                                      ----

99.1           Stock Purchase Agreement, dated as of December 23, 1998,                               8
               by and among Spatial Technology Inc., a Delaware corporation,
               InterData Access, Inc., an Illinois corporation, and the Selling
               Stockholders named therein.

99.2           Escrow Agreement dated as of December 23, 1998, by and among                          64
               Spatial Technology Inc., a Delaware corporation, the Selling
               Stockholders named therein and Norwest Bank, Colorado N.A., as escrow agent.

99.3           Affiliate Agreement dated as of December 23, 1998, by each of the                     78
               Selling Shareholders for the benefit of Spatial Technology Inc.







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